Exhibit 8.1

LIST OF SUBSIDIARIES

Geo Genesis Group, Ltd. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Quingdao China Partners Investment Advisory Co. Ltd.	PRC	100%
Geo Genesis Group, Inc.	Delaware	100%
China Partners Property Management, Ltd.	Bermuda	100%
China Partners Properties, Ltd.	Bermuda	100%
China Partners Private Equity, Ltd.	Bermuda	100%
China Partners Capital Management, Ltd.	Bermuda	100%
GGG Global Capital Management, Ltd.	Bermuda	100%
GGG Global Opportunities, Ltd.	Bermuda	100%